[GRAPHIC CAMPBELL RESOURCES INC.]


                                  PRESS RELEASE

                              For immediate release

         CAMPBELL RESOURCES ANNOUNCES ITS THIRD QUARTER RESULTS FOR 2004

MONTREAL, NOVEMBER 11, 2004 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF)

HIGHLIGHTS


- DEFINITION DRILLING AT COPPER RAND GENERATES SIGNIFICANT INCREASE IN GOLD AND COPPER CONTENT;

-    SALE OF BACHELOR LAKE PROPERTY FOR $2,300,000;

-    INSTALLATION OF 4,000 FEET CONVEYOR AT COPPER RAND;

-    NEGOTIATION OF A BRIDGE FINANCING OF $4,000,000;

-    NEGOTIATION OF A US $8,000,000 CREDIT FACILITY FOR METAL RECEIVABLES; AND

-    COMPLETION OF DEFINITION DRILLING CAMPAIGN AT CORNER BAY.


FINANCIAL RESULTS

For the third quarter of 2004, Campbell recorded a net loss of $1.3 million or $0.01 per share, compared with a net income of $0.5 million or $0.01 per share for the same period in 2003. For the nine months, the net loss amounts to $5.2 million or $0.05 per share compared to $3.9 million or $0.09 per share in 2003.

Metal sales for the third quarter of 2004 were $5.4 million (9,631 ounces of gold) compared to $6.2 million (11,539 ounces of gold) for the comparable period in 2003. The average market gold price for the third quarter was US$401 (CDN$524) compared to US$363 (CDN$501) for the third quarter of 2003. The higher price of gold was partially offset by the strengthening of the Canadian dollar over the American dollar. In the third quarter, the average sale price was CDN$525 per ounce of gold contained in bullion and CDN$518 per ounce contained in the copper concentrate for an average price of CDN$522. The average price for gold in the third quarter of 2003 was CDN$502.

A total of 28,599 ounces of gold were sold in the first nine months of 2004 compared to 32,966 for the first nine months of 2003. Inventories of ounces of gold as at September 30, 2004 and 2003 were 1,200 and 1,496 respectively. Production difficulties are responsible for a $1.9 million reduction in revenues compared to third quarter budget and $5.7 million for the year.

Revenues for the first nine months of 2004 reached $16.2 million compared to $17.1 million for the same period last year. The average sales price for gold was CAN$531 (US$399) for 2004 and CDN$498 (US$358) for 2003.

Mining expenses for the third quarter 2004 were $5.4 million, an increase of $0.7 million over 2003. The operating cost per ounce in the third quarter of 2004 was US$387 compared to US$275 for 2003. Cost per ton for the third quarter of 2004 was $117 compared to $107 for the third quarter of 2003.

Mining expenses for the first nine months of 2004 were $16.3 million compared to $16.8 million for the corresponding period of 2003. Total cost per ounce for the nine-month period is also higher due to lower ounces produced: US$399 in 2004 compared with US$342 in 2003.

Expenses related to surface exploration programs amounted to $766,000 for the third quarter of 2004, of which $714,000 related to the Corner Bay project was capitalized. The year-to-date exploration expenses total $1,375,000, the established annual budget is $1.5 million.

MESTON RESOURCES

Production in the third quarter was 9,472 ounces of gold and 199,000 pounds of copper compared to 12,163 ounces and 227,000 pounds in the third quarter of 2003. Average gold content per ton produced was 0.235 oz/t compared to 0.296 oz/t for the comparable period in 2003. During the quarter, 43,742 tons of ore were milled compared to 43,741 tons in the corresponding period of 2003. Operating costs per ounce increased to US$387 from US$275 in the same quarter of 2003, the difference being due to the lower grade of ore mined during the last quarter.

For the nine months of 2004, production totalled 29,421 ounces of gold and 585,000 pounds of copper compared to 34,305 ounces and 636,000 pounds for the same period in 2003.

Lower metal output is mainly due to lower grade and delays incurred in the development of production stopes. Efforts are continuing to correct these problems.

COPPER RAND

Development activities continued in the third quarter with expenditures totalling $7,917,000 compared to $6,790,000 planned. Year to date costs are $19,848,000 compared to $21,027,000 planned. Total expenditures for the project are now forecasted at $58,500,000.

Main development activities during the quarter were the installation of the 4000-foot long conveyor with loading and unloading facilities, the rehabilitation of the mill, and the construction of the paste fill plant.

Facilities will be completed for the beginning of the pre-production phase during the month of November. At November 1, some 10,000 tons of low grade material had been stockpiled on surface to be milled before the 2,000 tons of mine ore also on surface. Production is scheduled to increase over the next 2 months.

Definition drilling was initiated in July and some 81 diamond drilled holes were completed between levels 4610 and 4830. As of October 1, a preliminary evaluation indicated that 672,000 tons of ore grading an average of 2.37% Cu and
0.065 oz Au/ton were available for mining between these two levels, compared to 402,000 tons grading an average of 2.19% Cu and 0.069 oz Au/t, an increase of 67% in available tonnage for this area of the mine (ref. press release dated Nov. 2004).

OUTLOOK

The fourth quarter will see the beginning of pre-production at the Copper Rand Mine, some 7 years after the suspension of production in 1997. In addition to a significant contribution to Campbell's financial results, it also means less dependence on the results of the Joe Mann Mine. It also brings more flexibility in the operations. An example of this is the decision to centralize all milling activities at the Copper Rand mill, which has the required capacity and will benefit from the availability of the experienced work force now working at the Campbell mill. A greater tonnage in this mill will also contribute to lower milling costs for both the Joe Mann Mine and the Copper Rand Mine.

Current prices for both gold and copper more than offset the recent strength in the Canadian dollar. Thus, the current economic environment for the start-up of a production facility could not be more favourable.

Proceeds from the sale of the Bachelor Lake mine and the financial arrangements completed since the beginning of this quarter will be used to address the liquidity requirements for the Copper Rand Mine. The Company has finalized the sale of the Bachelor Lake property to Metanor Resources Inc. for an amount of $2,300,000 in cash. A first payment of $100,000 was received with the initial offer; a payment of $200,000 was also made on closing; the balance will be paid as Metanor receives the net proceed of the private placement expected to close prior to the end of this month. The Company also obtained a line of credit of up to US$8 million with Auramet Trading, LLC, in order to receive the value of the payable content of the concentrate shipped to Noranda Inc.'s smelting facilities the second working day following receipt of the concentrate by Noranda instead of the fourth month following the month of shipment. Finally, the Company also closed a $4 million bridge financing with RMB Resources.

Definition drilling is continuing at the Copper Rand Mine and should generate an increase from the original resources; an evaluation of the Corner Bay resources is currently being completed as well as engineering for the project; and drilling has resumed on the Meston project.

There are a number of reasons for confidence in achieving a significant increase in revenues in 2005, with a corresponding increase in cash flow and a healthier financial position.

Qualified persons

The various programs were carried out by the personnel of Campbell Resources, under the supervision of qualified persons. Work carried out at Copper Rand was completed under the supervision of Ms. Linda Desjardins, geol., chief geologist. Work carried out at Corner Bay was completed under the supervision of Mr. Jean Girard, geol. Ing, v-p exploration. Ms. Desjarding and Mr. Girard are a qualified persons as defined by National Instrument 43-101. Ms. Dejardins has 16 years of experience in mining and Mr. Girard has 29 years of experience in exploration.

Assay Procedures

Samples from half of the split core were sent to our assay lab in Chibougamau, Quebec, for gold and copper assaying. The samples were ground to better than 70% -200 mesh. A representative, 100 to 250 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 5-gram split of the pulp was assayed by atomic absorption spectroscopy finish. Check-assays were conducted on the pulp (14.58 g) using fire assay for samples assaying greater than 3.45 g/t Au (0.100 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au (0.292 opt Au).

Portions of the original pulp and rejects of samples within the mineralized zone are sent to an independent laboratory for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2003. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :


CAMPBELL RESOURCES INC.                                    Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer       Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                         John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                          Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                             Tel.: 514-939-3989
                                                           Fax: 514-939-3717
                                                           www.renmarkfinancial.com

INFORMATION REGARDING TELECONFERENCE:

DATE: Thursday, November 11, 2004 - 4:00 pm (ET)
LOCATION: Montreal

TO DIAL-IN TO THE TELECONFERENCE PLEASE CALL 1-800-814-4890 For more information please contact us at (514) 939-3989 or by e-mail:

Cynthia Lane-Filiatrault: clane@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com or
John Boidman: jboidman@renmarkfinancial.com

Replay of the teleconference will be available as of November 11th, 6:00 pm (ET) through November 18th by dialing 1-877-289-8525 (access code 21099851 followed by #).

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)

                                                                                        SEPTEMBER 30        December 31
                                                                                            2004               2003
                                                                                        ------------        -----------
                                                                                             $                  $
ASSETS

Current assets
   Cash and cash equivalents                                                                  860               4,752
   Restricted cash                                                                            350                 234
   Short-term investments (fair value $89)                                                     88                 536
   Receivables                                                                              1,900               2,125
   Settlements receivable                                                                   1,180               2,128
   Notes receivable                                                                             -                 590
   Inventories of ore and supplies                                                          5,265               4,699
   Prepaids                                                                                   294                 635
                                                                                          -------             -------
                                                                                            9,937              15,699

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust                      3,030               2,918
Notes receivable                                                                           26,145              26,145
Restricted deposits and swap agreement                                                     49,379              49,173
Future income taxes                                                                           823               1,516
Mining interests                                                                           77,829              59,669
Accrued benefit asset                                                                       3,006               2,460
Deferred charges and other assets                                                           1,922               2,193
                                                                                          -------             -------
                                                                                          172,071             159,773
                                                                                          =======             =======

LIABILITIES

Current liabilities
   Accounts payable                                                                         9,333               4,829
   Accrued liabilities                                                                      3,429               3,302
   Current portion of long-term debt                                                        1,812                 490
                                                                                          -------             -------
                                                                                           14,574               8,621

Asset retirement obligations                                                                7,412               7,112
Long-term debt                                                                             60,335              59,589
Future income and mining taxes                                                              2,783               2,216
Deferred royalty                                                                           28,358              30,373
Other liabilities                                                                             300                 314
Non-controlling interest                                                                    5,723               5,745
                                                                                          -------             -------
                                                                                          119,485             113,970
                                                                                          -------             -------
SHAREHOLDERS' EQUITY

   Capital stock                                                                           65,110              55,429
   Warrants and stock options                                                               2,560                 301
   Deficit                                                                                (15,084)             (9,927)
                                                                                          -------             -------
                                                                                           52,586              45,803
                                                                                          -------             -------
                                                                                          172,071             159,773
                                                                                          =======             =======

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)

                                                                      THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                         SEPTEMBER 30               SEPTEMBER 30
                                                                      --------------------      --------------------
                                                                       2004          2003        2004          2003
                                                                      ------        ------      ------        ------
                                                                         $             $           $             $
                                                                                  Restated                  Restated
METAL SALES                                                            5,397         6,160      16,259        17,119
                                                                      ------        ------      ------        ------
Expenses
   Mining operations                                                   5,314         4,668      16,317        16,880
   Depreciation and amortization                                       1,129         1,341       3,702         4,366
   General administration                                                528           474       1,935         1,321
   Care and maintenance                                                  106            13         264           137
   Exploration                                                            52             -         526             -
                                                                      ------        ------      ------        ------
                                                                       7,129         6,496      22,744        22,704
                                                                      ------        ------      ------        ------
Loss before the following items                                       (1,732)         (336)     (6,485)       (5,585)
                                                                      ------        ------      ------        ------
Interest expense on long-term debt                                       (35)          (99)       (245)         (463)
Interest income                                                          445           450       1,283         1,332
Amortization of deferred charges                                         (66)         (118)       (198)         (353)
                                                                      ------        ------      ------        ------
Loss from operations                                                  (1,388)         (103)     (5,645)       (5,069)
                                                                      ------        ------      ------        ------
Other income (expense)
   Other income                                                          136           829         545         1,990
   Share of loss of affiliate                                              -          (169)          -          (179)
   Loss on repurchase of royalty                                           -             -           -          (559)
                                                                      ------        ------      ------        ------
                                                                         136           660         545         1,252
                                                                      ------        ------      ------        ------
Loss before taxes and non-controlling interest                        (1,252)          557      (5,100)       (3,817)
Income and mining tax                                                    (26)          (17)        (84)          (41)
                                                                      ------        ------      ------        ------
                                                                      (1,278)          540      (5,184)       (3,858)
Non-controlling interest                                                  11             -          21             -
                                                                      ------        ------      ------        ------
NET LOSS                                                              (1,267)          540      (5,163)       (3,858)
                                                                      ======        ======      ======        ======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                       98,102        44,546      95,094        44,514
                                                                      ======        ======      ======        ======
LOSS PER SHARE                                                         (0.01)         0.01       (0.05)        (0.09)
                                                                      ======        ======      ======        ======


CAMPBELL RESOURCES INC.

CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)
(Expressed in thousands of Canadian dollars)

                                                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                         SEPTEMBER 30               SEPTEMBER 30
                                                                      --------------------      --------------------
                                                                       2004          2003        2004          2003
                                                                      ------        ------      ------        ------
                                                                         $             $           $             $
                                                                                   Restated                  Restated
BALANCE AT BEGINNING OF PERIOD
As previously reported                                                13,823        12,191       9,927         8,992
Adjustment for change in an accounting policy
   with respect to asset retirement                                        -        (1,806)           -       (1,924)
                                                                      ------        ------      ------        ------
   Restated                                                           13,823        10,385       9,927         7,068
Expired warrants                                                          (6)            -          (6)       (1,081)
Net loss                                                               1,267          (540)      5,163         3,858
                                                                      ------        ------      ------        ------
BALANCE AT END OF PERIOD                                              15,084         9,845      15,084         9,845
                                                                      ======        ======      ======        ======